EXHIBIT (a)(5)

FOR IMMEDIATE RELEASE

May 24, 2001

JARDINE FLEMING CHINA REGION FUND BOARD TO COMMENCE A SELF TENDER FOR UP TO 20% OF OUTSTANDING SHARES

Baltimore, MD -- Further to its announcement of April 10, 2001, Jardine Fleming China Region Fund, Inc. (NYSE: JFC) announces its plans to commence a tender offer to acquire up to 20% of its outstanding shares of common stock. Purchases in the tender offer will be made at a per share cash purchase price of 95% of net asset value, as determined on the closing of the tender offer. The tender offer is expected to commence on June 11, 2001 and remain open through July 9, 2001, unless extended.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The planned tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, both of which are scheduled to be mailed to shareholders on June 11, 2001. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.